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EXHIBIT 12.2

Hospitality Properties Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions
(in thousands, except ratio amounts)

	Year Ended December 31,
	2012	2011	2010		2009	2008
Income from Continuing Operations	$153,219	$191,803	$21,990		$198,403	$126,181
Fixed Charges	136,111	134,110	138,712		143,410	156,844

Adjusted Earnings	$289,330	$325,913	$160,702		$341,813	$283,025

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$136,111	$134,110	$138,712		$143,410	$156,844
Preferred distributions	40,145	29,880	29,880		29,880	29,880

Total combined fixed charges and preferred distributions	$176,256	$163,990	$168,592		$173,290	$186,724

Ratio of Earnings to Fixed Charges	1.64x	1.99x	0.95x	(1)	1.97x	1.52x

(1)
The deficiency for this period was approximately $8.53 million.

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  EXHIBIT 12.2